SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Q4 ’18 Earnings Results

I. Performance in Q4 2018 – IFRS Consolidated Financial Data

					(Unit: KRW B)
Item	Q4 18	Q3 18	Q4 17	QoQ	YoY
Quarterly Results
Revenues	6,948	6,103	7,126	14%	-3%
Operating Income	279	140	45	99%	528%
Income before Tax	234	110	44	112%	433%
Net Income	153	18	44	771%	250%

II. IR Event of Q4 2018 Earnings Results

1.	Provider of Information: IR Team

2.	Participants:	Investors, Securities analysts, etc.

3.	Purpose:	To present Q4 18 Earnings Results of LG Display

4.	Date & Time:	10:00 (KST) on January 30, 2018

5.	Venue & Method:	Earnings release conference call in Korean/English - Please refer to the IR homepage of LG Display Co., Ltd. at www.lgdisplay.com
6.	Contact Information

1) Head of IR:
Heeyeon Kim, Vice President, IR Division (82-2-3777-1010)

2) Main Contact for Disclosure-related Matters:

Daniel Kim, Manager, IR Team (82-2-3777-1010)

3) Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.	Please note that the presentation material for Q4 18 Earnings Results is accessible on IR homepage of LG Display Co., Ltd. at www.lgdisplay.com.

ii.	Please note that the financial data included are prepared on a consolidated IFRS basis

iii.	Financial data for Q4 18 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

FOR IMMEDIATE RELEASE

LG Display Reports Fourth Quarter 2018 Results

SEOUL, Korea (Jan. 30, 2019) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2018.

•

Revenues in the fourth quarter of 2018 increased by 14% to KRW 6,948 billion from KRW 6,103 billion in the third quarter of 2018 and decreased by 3% from KRW 7,126 billion in the fourth quarter of 2017.

•

Operating profit in the fourth quarter of 2018 recorded KRW 279 billion. This compares with the operating profit of KRW 140 billion in the third quarter of 2018 and the operating profit of KRW 45 billion in the fourth quarter of 2017.

•	EBITDA in the fourth quarter of 2018 was KRW 1,134 billion, compared with EBITDA of KRW 1,020 billion in the third quarter of 2018 and with EBITDA of KRW 930 billion in the fourth quarter of 2017.

•

Net income in the fourth quarter of 2018 was KRW 152 billion, compared with the net income of KRW 18 billion in the third quarter of 2018 and with the net income of KRW 44 billion in the fourth quarter of 2017.

LG Display recorded KRW 24,337 billion in annual revenues and KRW 92.9 billion in annual operating profit in 2018.

LG Display maintained its annual operating profit in 2018 thanks to expanding differentiated products such as OLED TV panels and high-end products including large-size and high-resolution panels, even though global competition is getting fiercer and panel prices have been showing decreasing trends.

It is especially notable that large-size OLED panels turned to profit in the latter half of 2018, five years after launching the products, driven by acquiring stable yield rates and productivity as well as expanding the customer base. Annual shipments of large-size OLED TV panels in 2018 increased to 2.9 million units, and the percentage of the annual revenues of large-size OLED TV panels increased to 20% of the total TV revenues.

LG Display registered KRW 6,948 billion in revenues in the fourth quarter of 2018, a quarter-on-quarter increase of 14%, thanks to increased shipments lead by the year-end seasonality. The company recorded KRW 279 billion in operating profit in the fourth quarter, an increase of 99% quarter-on-quarter and 528% year-on-year respectively despite the decreasing prices of large-size panels. This performance was driven by the company’s constant focus on high-value-added products and by expanded shipments of new products in IT and small and medium-size panel segments, which have a higher average selling price per square meter.

Panels for TVs accounted for 36% of the revenue in the fourth quarter of 2018, mobile devices for 28%, tablets and notebook PCs for 22%, and desktop monitors for 14%.

LG Display recorded 123% in the liability-to-equity ratio, 88% in the current ratio, and 41% in the net debt-to-equity ratio as of December 31, 2018. The slightly increased ratios of liability-to-equity and net debt-to-equity compared with the previous quarter were mainly due to the company’s mid- to long-term investment into its shift towards a more OLED-focused business structure.

“Panel area shipments in the first quarter of 2019 are expected to decrease by a high-single-digit percentage due to reduced panel demand stemming from low seasonality,” said Heeyeon Kim, Head of Investor Relations Division and Vice President of LG Display. “Average selling price per square meter in the first quarter is anticipated to decline by a mid- to high-single-digit percentage due to the downward trends in panel prices,” she added.

“We will speed up our shift to an OLED-focused business structure and will maximize efficiency in all business areas in order to solidify our financial strengths,” said Dong-hee Suh, the newly appointed CFO and Senior Vice President of LG Display. “We will complete our preemptive investment to prepare for the future within this year. By doing this, we are committed to leading the display market with OLED technology and generating stable profits,” he added.

###

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 30, 2019 starting at 10:00 a.m. Korea Standard Time to announce the fourth quarter of 2019 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2018Q4_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal (TFT-LCD) and OLED displays, as well as the global pioneer in OLED lightning. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, and various other applications, including tablets and mobile devices. It also produces a wide range of OLED light panels for the automotive and interior design sectors. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, Poland, and Vietnam. The company has approximately 54,000 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Heeyeon Kim, Vice President and Head of Investor Relations

Tel: +822-3777-1010

Email: ir@lgdisplay.com

Media Contact:

Young-Jun Son, Vice President and Head of Public Relations

Tel: +822-3777-0974

Email: yjson21@lgdisplay.com

Jean Lee, Senior Manager, Global Communications

Tel: +822-3777-1689

Email: jean.lee@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 30, 2019	By:	/s/ Heeyeon Kim
(Signature)
	Name:	Heeyeon Kim
	Title:	Head of IR / Vice President